1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
_____________________________
FORM 6-K
_____________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2023
(Commission File Number: 001-14700)
_____________________________
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
_____________________________
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan, R.O.C.
(Address of Principal Executive Offices)
_____________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: December 8, 2023	By	/s/ Wendell Huang

Wendell Huang

Vice President and Chief Financial Officer

TSMC November 2023 Revenue Report

HSINCHU, Taiwan, R.O.C. – Dec. 8, 2023 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenue for November 2023: On a consolidated basis, revenue for November 2023 was approximately NT$206.03 billion, a decrease of 15.3 percent from October 2023 and a decrease of 7.5 percent from November 2022. Revenue for January through November 2023 totaled NT$1,985.44 billion, a decrease of 4.1 percent compared to the same period in 2022.

TSMC November Revenue Report (Consolidated):
							(Unit:NT$ million)

Period	November 2023	October 2023	M-o-M Increase (Decrease) %	November 2022	Y-o-Y Increase (Decrease) %	January to November 2023	January to November 2022	Y-o-Y Increase (Decrease) %
Net Revenue	206,026	243,203	(15.3)	222,706	(7.5)	1,985,436	2,071,331	(4.1)

TSMC Spokesperson:	TSMC Deputy Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.712-5036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Ulric Kelly Public Relations Division Tel: 886-3-563-6688 ext.712-6541 Mobile: 886-978-111-503 E-Mail: ukelly@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
This is to report the changes or status of 1) revenue, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for November 2023 (“Current Month”).
Note: “Outstanding” herein means the outstanding balance at the end of Current Month; and “Cumulative” herein represents the accumulated amounts from the beginning of this year till the end of Current Month.
1. Revenue (in NT$ thousands)

Period	Items	2023	2022
Nov.	Net Revenue	206,026,179	222,705,993
Jan. ~ Nov.	Net Revenue	1,985,435,975	2,071,331,050
2. Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount approved by the Board of Directors	Outstanding amount
TSMC*	334,834,966	93,804,000	-
TSMC China**	94,165,698	52,656,840	38,586,240
* The borrower is TSMC Arizona, a wholly-owned subsidiary of TSMC.
** The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
3. Endorsements and guarantees (in NT$ thousands)

Guarantor	Limit of guarantee	Amount approved by the Board of Directors	Outstanding amount
TSMC*	1,339,339,863	2,601,913	2,601,913
TSMC**		234,510,000	234,510,000
TSMC***		376,229,709	251,157,693
TSMC****		13,532,790	13,532,619
TSMC Japan Ltd.*****	319,081	279,048	279,048
* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.
** The guarantee was provided to TSMC Global, a wholly-owned subsidiary of TSMC.
*** The guarantee was provided to TSMC Arizona, a wholly-owned subsidiary of TSMC.
**** The guarantee was provided to TSMC Development, a wholly-owned subsidiary of TSMC.
***** The guarantee was provided to TSMC Design Technology Japan, a wholly-owned subsidiary of TSMC.
4. Financial derivative transactions (in NT$ thousands)

(1)Derivatives not applying hedge accounting.
‧TSMC

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	52,569,922
	Mark to Market of Outstanding Contracts	553,172
	Cumulative Unrealized Profit/Loss	18,385
Expired Contracts	Cumulative Notional Amount	608,889,033
	Cumulative Realized Profit/Loss	6,103,414
Equity price linked product (Y/N)		N
‧TSMC China

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	2,064,509
	Mark to Market of Outstanding Contracts	33,822
	Cumulative Unrealized Profit/Loss	(348,002)
Expired Contracts	Cumulative Notional Amount	135,289,680
	Cumulative Realized Profit/Loss	(553,717)
Equity price linked product (Y/N)		N
‧TSMC Nanjing

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	4,611,022
	Mark to Market of Outstanding Contracts	75,087
	Cumulative Unrealized Profit/Loss	172,045
Expired Contracts	Cumulative Notional Amount	51,085,359
	Cumulative Realized Profit/Loss	129,913
Equity price linked product (Y/N)		N

(2)Derivatives applying hedge accounting.
‧TSMC

Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	-
	Mark to Market of Outstanding Contracts	-
	Cumulative Unrealized Profit/Loss	-
Expired Contracts	Cumulative Notional Amount	-
	Cumulative Realized Profit/Loss	39,899
Equity price linked product (Y/N)		N
‧TSMC Global

		Future
Margin Payment		(6,504)
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	2,635,892
	Mark to Market of Outstanding Contracts	(12,388)
	Cumulative Unrealized Profit/Loss	(15,492)
Expired Contracts	Cumulative Notional Amount	9,208,426
	Cumulative Realized Profit/Loss	82,459
Equity price linked product (Y/N)		N